July 8, 2008



VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attention:  Mr. James O'Connor

                  Re: Post-Effective Amendment No. 54 (the "Amendment") to the Registration Statement on Form N-1A of HighMark Funds (the "Trust")
                           (File Nos. 033-12608 and 811-5059)

Dear Mr. O'Connor:

         As requested, this letter responds to comments provided orally by you to Ms. Hsin Chau on June 9, 2008, regarding the Amendment, which was filed with the Securities and Exchange Commission (the "Commission") on April 25, 2008. For convenience of reference, the comments have been summarized before the relevant response.

1. COMMENT: In the section entitled "Investment Strategy" in the prospectuses for HighMark Fundamental Equity Fund, please add additional disclosure regarding the Fund's possible investments in foreign securities.

         RESPONSE: The relevant sentence in the "Investment Strategy" section in the prospectuses for the Fund has been modified as follows: "In addition to the securities described above, the Fund may invest up to 20% of the Fund's assets in foreign securities, including ADRs and locally traded securities."

2. COMMENT: Please add a statement in the section entitled "Redemption in Kind" in the prospectuses for HighMark Fundamental Equity Fund stating that if the Fund makes a redemption in-kind, an investor may incur brokerage costs when selling those securities.

         RESPONSE: The following sentence has been added to the "Redemption in Kind" section in the prospectuses for the Fund: "If the Fund makes payment on redemptions in securities, you may incur brokerage costs when selling those securities."

3. COMMENT: Please add a statement in the section entitled "Exchanging Shares" in the prospectuses for HighMark Fundamental Equity Fund and HighMark Treasury Plus Money Market Fund stating that an exchange of shares will be treated as a sale for tax purposes.


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         RESPONSE: The following sentence has been added to the "Exchanging
Shares" section in the prospectuses for the Funds other than the Class S Shares prospectus for HighMark Treasury Plus Money Market Fund: "An exchange will be treated as a sale for tax purposes." The foregoing sentence has not been added to the Class S Shares prospectus for HighMark Treasury Plus Money Market Fund because Class S Shares do not currently have an exchange privilege.

4. COMMENT: Please add a statement to the section entitled "Valuation of Shares" in the prospectuses for HighMark Fundamental Equity Fund and HighMark Treasury Plus Money Market Fund that (i) the Board of Trustees of the Trust reviews and approves the Trust's fair valuation procedures in advance of their use and (ii) the Board of Trustees periodically reviews valuations to determine if any changes should be made to the Trust's fair valuation procedures.

         RESPONSE: The following language has been added to the "Valuation of Shares" section in the prospectuses for the Funds: "HighMark Funds' Board of Trustees reviews and approves HighMark Funds' fair valuation procedures in advance of their use. In addition, HighMark Funds' Board of Trustees periodically reviews valuations to determine if any changes should be made to the fair valuation procedures."

5. COMMENT: Please clarify to what extent HighMark Fundamental Equity Fund will be investing in derivatives for speculative purposes. If such investing will exceed 5% of the net assets of the Fund, please add additional disclosure to the prospectuses for the Fund.

         RESPONSE: It is not currently anticipated that HighMark Fundamental Equity Fund will be investing in derivatives for speculative purposes.

6. COMMENT: Please add an extra line item to the fee table in the prospectuses for HighMark Fundamental Equity Fund if it is estimated that the Fund's acquired fund fees and expenses will exceed one basis point of average net assets of the Fund for the Fund's first fiscal year of operation.

         RESPONSE: The investment adviser of HighMark Fundamental Equity Fund estimates that the fees and expenses indirectly incurred by the Fund as a result of investing in one or more underlying funds will not exceed one basis point of the average net assets of the Fund for the Fund's first fiscal year of operation.

7. COMMENT: Please consider moving the statement "HighMark Treasury Plus Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency" to the cover of the Fund's prospectuses.

         RESPONSE:  The requested change has been made.

         In addition, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing;
(ii) the review of this filing by the Commission's staff, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the review by the Commission's staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Should you have any questions, please do not hesitate to call me at (415)
315-6385. Thank you for your assistance.

Very truly yours,

/s/ Jessica E. Riley

Jessica E. Riley

cc:      Pamela O'Donnell, HighMark Capital Management, Inc.
         Ann Lau, HighMark Capital Management, Inc.
         Karen Seaman, Union Bank of California, N.A.
         John M. Loder, Ropes & Gray LLP
         Gregory C. Davis, Ropes & Gray LLP
         Hsin Chau, Ropes & Gray LLP